Shanda Games Announces Two “18 Plan” Investments

       Shanghai, China — December, 1 2008 — Shanda Games (“SDG”), Shanda’s Business Unit that develops, sources, operates and publishes online game content, announced its latest investments in two leading webgame companies, Shanghai Wei Lai Information Technology Co. Ltd (“Shanghai Wei Lai”) and Shanghai Cai Qu Network Technology Co. Ltd (“Shanghai Cai Qu”), under its “18 Plan”.

 Shanghai Wei Lai has been specializing in webgame operations since its establishment in November 2006. After successfully introducing “Travian” and “OGAME” webgames to the China market, Shanghai Wei Lai now boasts a leading webgame platform in China. Its innovative and fun game platform allows users to communicate and share game experience by combining social network services and webgame operation.  Shanghai Cai Qu, founded in August 2006, is a fast growing webgame development company. Its first game, Ge Zi Ke, is a casual webgame with a simplistic design, yet offers high entertainment value. Cai Qu enriches player experiences by awarding actual prizes to game players based on their online activities. Ge Zi Ke also boasts a loyal online community that encourages interaction and communication among players. The investments in the two companies are the latest in a series of steps taken by Shanda Games to further consolidate its position as a leading online game publisher in China.

  “We are excited to form a partnership with Shanghai Wei Lai and Shanghai Cai Qu,” said Diana Li, Shanda Games’ CEO. “We are confident the partnership will help Shanda Games further enhance its leadership position in China’s webgame market.”

 “We are pleased that Shanda Games has further diversified its content offering by establishing partnerships with Shanghai Wei Lai and Shanghai Cai Qu, demonstrating the effectiveness of its multi-channel sourcing strategies” said Tianqiao Chen, Shanda’s Chairman and CEO. “Shanda will continue to work with outstanding companies to foster the long term development of the interactive entrainment industry.”

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NASDAQ:SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding whether Ge Zi Ke and Shanghai Wei Lai will appeal to users in China, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to, the risk that Ge Zi Ke and Shanghai Wei Lai are not well received by users in China, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Shanda Interactive Entertainment Ltd.

Maggie Yun Zhou, IR manager

Vivian Chen, IR manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com